Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
October 31, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

05012153

SUPPL

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since October 1, 2005 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal Global at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B

dlw 10/31

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE
October 1, 2005

A. ENGLISH LANGUAGE DOCUMENTS

(1) Business Results released on October 24, 2005
(Attached hereto as Exhibit A-1)

(2) Semi-Annual Financial Review dated October 24, 2005
(Attached hereto as Exhibit A-2)

(3) Highlights for the 1st Half of FY2005 dated October 24, 2005
(Attached hereto as Exhibit A-2)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on the Acquisition of Treasury Shares dated October 14, 2005
(A brief description in English is set forth in Annex B)

ANNEX B

RECEIVED

2005 OCT 31 P 1: 42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Reports on the Acquisition of Treasury Shares

Pursuant to the Securities and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the shareholders' resolution authorizing the purchase of treasury shares or at the time such treasury shares are acquired for the purpose of canceling them. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report(s) filed since October 1, 2005 include the following information:

i. October 14, 2005– On June 29, 2005, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.6 % of its issued shares of common stock, for up to ¥50,000,000,000.
As of September 30, 2005, Kao had issued 549,443,701 shares of common stock, and held 2,472,996 of them.

Exhibit A-1

News Release

October 24, 2005

Kao Corporation Reports Business Results

Tokyo, October 24, 2005 — Kao Corporation today announced its consolidated and non-consolidated business results for the six months ended September 30, 2005. The following summary of the business results that Kao submitted to the Tokyo Stock Exchange is unaudited and for reference only.

Ticker code: 4452

Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ended September 30				Fiscal 2004, ended March 31, 2005
	2005	2004	Change	**2005**	
	Yen		%	U.S. dollars	Yen
Net sales	**¥483,098**	¥469,039	3.0	**$4,268.0**	¥936,851
Operating income	**63,070**	62,464	1.0	**557.2**	121,379
Ordinary income	**63,638**	64,620	(1.5)	**562.2**	125,345
Net income	**38,486**	37,761	1.9	**340.0**	72,180
Total assets	**726,341**	712,918	1.9	**6,417.0**	688,973
Total shareholders' equity	**479,285**	450,018	6.5	**4,234.3**	448,249
Shareholders' equity/total assets	**66.0%**	63.1%	-	-	65.1%
Per share (yen/US$):					
Net income	**70.75**	68.51	3.3	**0.63**	131.16
Net income, diluted	**70.56**	67.01	5.3	**0.62**	129.09
Shareholders' equity	**880.98**	812.63	8.4	**7.78**	821.47
Weighted average number of shares outstanding (in thousands)	**543,968**	551,170	-	-	549,625
Net cash provided by operating activities	**64,695**	59,130	-	**571.6**	109,567
Net cash used in investing activities	**(45,146)**	(31,030)	-	**(398.9)**	(54,407)
Net cash used in financing activities	**(15,413)**	(48,496)	-	**(136.2)**	(90,657)
Cash and cash equivalents, end of term	**75,511**	85,907	-	**667.1**	70,409

Notes:

1. *Changes in scope of consolidation: Consolidated subsidiaries (13 additions, 3 exclusions); Affiliates accounted for by the equity method (11 additions)*
2. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods.*
3. *U.S. dollar amounts represent translations using the approximate exchange rate on September 30, 2005, of yen 113.19=US$1, and are included solely for the convenience of readers.*
4. *Yen amounts are rounded down to the nearest million.*

Forecast of Consolidated Results for the Fiscal Year Ending March 31, 2006

(Millions of yen, millions of U.S. dollars, except per share data)

	Year ending March 31, 2006	
	Yen	U.S. dollars
Net sales	¥965,000	$8,525.5
Operating income	125,000	1,104.3
Ordinary income	126,000	1,113.2
Net income	74,000	653.8
Net income per share (yen/US$)	135.81	1.20

Note: Net income per share is computed based on the estimated weighted average number of shares outstanding during the fiscal year.

Consolidated Segment Information by Business (Unaudited)

Billions of Yen	SALES				OPERATING INCOME		
Six months ended September 30	**2005**	2004	% change	Like-for-like	**2005**	2004	Incr./(Dcr.)
Consumer Products	**353.1**	346.5	1.9	1.9	**47.3**	47.7	(0.4)
Prestige Cosmetics	**39.3**	39.3	(0.1)	(0.1)	**3.8**	4.3	(0.4)
Chemical Products	**103.8**	96.5	7.5	7.1	**11.7**	10.2	1.4
Corporate/Eliminations	**(13.1)**	(13.4)	-	-	**0.1**	0.0	0.0
Consolidated	**483.0**	469.0	3.0	2.9	**63.0**	62.4	0.6

Millions of U.S. Dollars	SALES				OPERATING INCOME		
Six months ended September 30	**2005**	2004	% change	Like-for-like	**2005**	2004	Incr./(Dcr.)
Consumer Products	**3,119.6**	3,062.0	1.9	1.9	**418.1**	421.9	(3.8)
Prestige Cosmetics	**347.3**	347.5	(0.1)	(0.1)	**34.3**	38.4	(4.1)
Chemical Products	**917.4**	853.4	7.5	7.1	**103.4**	90.6	12.8
Corporate/Eliminations	**(116.2)**	(119.1)	-	-	1.4	0.9	0.5
Consolidated	**4,268.0**	4,143.8	3.0	2.9	**557.2**	551.9	5.3

Consolidated Segment Information by Geography (Unaudited)

Billions of Yen	SALES				OPERATING INCOME		
Six months ended September 30	**2005**	2004	% change	Like-for-like	**2005**	2004	Incr./(Dcr.)
Japan	**358.6**	352.9	1.6	1.6	**54.9**	55.9	(1.0)
Asia/Oceania	**52.7**	50.3	4.8	5.7	**3.6**	1.5	2.0
North America	**46.1**	40.9	12.6	13.3	**2.7**	2.7	0.0
Europe	**49.6**	46.2	7.4	5.0	**2.5**	2.3	0.2
Corporate/Eliminations	**(24.0)**	(21.4)	-	-	**(0.7)**	(0.0)	(0.7)
Consolidated	**483.0**	469.0	3.0	2.9	**63.0**	62.4	0.6

Millions of U.S. Dollars	SALES				OPERATING INCOME		
Six months ended September 30	**2005**	2004	% change	Like-for-like	**2005**	2004	Incr./(Dcr.)
Japan	**3,169.0**	3,118.4	1.6	1.6	**485.1**	494.1	(9.0)
Asia/Oceania	**465.7**	444.5	4.8	5.7	**31.8**	13.5	18.3
North America	**407.3**	361.8	12.6	13.3	**24.1**	23.9	0.2
Europe	**438.6**	408.4	7.4	5.0	**22.4**	20.4	2.0
Corporate/Eliminations	**(212.5)**	(189.4)	-	-	**(6.3)**	(0.0)	(6.3)
Consolidated	**4,268.0**	4,143.8	3.0	2.9	**557.2**	551.9	5.3

Notes:

1. *U.S. dollar amounts represent translations using the approximate exchange rate on September 30, 2005, of yen 113.19=US$1, and are included solely for the convenience of readers.*
2. *Like-for-like growth rates exclude the currency translation effect related to translation of local currencies into Japanese yen.*

Non-consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ended September 30				Fiscal 2004, ended
	2005	2004	Change	**2005**	March 31, 2005
	Yen		%	U.S. dollars	Yen
Net sales	**¥349,450**	¥348,807	0.2	**$3,087.3**	¥694,655
Operating income	**48,740**	51,282	(5.0)	**430.6**	98,013
Ordinary income	**53,875**	54,745	(1.6)	**476.0**	104,558
Net income	**35,414**	34,006	4.1	**312.9**	62,518
Total assets	**623,146**	629,319	(1.0)	**5,505.3**	605,005
Total shareholders' equity	**457,594**	442,646	3.4	**4,042.7**	435,329
Shareholders' equity/total assets	**73.4%**	70.3%	-	-	72.0%
Per share (yen/US$):					
Net income	**65.04**	61.70	5.4	**0.57**	113.62
Cash dividends	**25.00**	19.00	31.6	**0.22**	38.00
Shareholders' equity	**840.23**	799.32	5.1	**7.42**	797.83
Weighted average number of shares outstanding (in thousands)	**544,541**	551,170	-	-	549,625

Notes:
1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods.*
2. *U.S. dollar amounts represent translations using the approximate exchange rate on September 30, 2005, of yen 113.19=US$1, and are included solely for the convenience of readers.*
3. *Yen amounts are rounded down to the nearest million.*

Forecast of Non-consolidated Results for the Fiscal Year Ending March 31, 2006

(Millions of yen, millions of U.S. dollars, except per share data)

	Year ending March 31, 2006	
	Yen	U.S. dollars
Net sales	¥685,000	$6,051.8
Operating income	99,000	874.6
Ordinary income	104,000	918.8
Net income	64,000	565.4
Net income per share (yen/US$)	117.35	1.04
Cash dividends per share (yen/US$)	50.00	0.44

Note: Net income per share is computed based on the estimated weighted average number of shares outstanding during the fiscal year.

Forward-Looking Statements

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

Management Policies

1. Basic Management Policies of the Company

Kao's mission is to strive for the wholehearted satisfaction and enrichment of the lives of people globally through the Company's core domains of cleanliness, beauty, health and chemicals. Fully committed to this mission, all members of the Kao Group work together with passion to provide products and brands of excellent value created from the perspective of consumers and customers and to share joy with them.

In each of its markets, Kao aims to be a global group of companies that is closest to consumers and customers in each market. In addition to earning the trust and support of its shareholders and all other stakeholders, Kao seeks to contribute to the continual development of society by consistently augmenting its corporate value based on profitable growth.

2. The Company's Basic Policies Regarding Distribution of Profits

The policy for distributing dividends to shareholders is one of management's highest priorities. In distributing profits in the future, Kao will place top priority on using internal capital resources to make investments that will increase corporate value, including corporate acquisitions and capital investment to expand existing core businesses and build new businesses. Kao believes that stable and consistent shareholder returns are also important, and will place greater emphasis on increasing shareholder returns in allocating free cash flow after meeting the above capital requirements. The Company will therefore take internal funding levels under due consideration in working to meet a new target, starting from the current fiscal year, of a payout ratio of approximately 40% of consolidated net income. Moreover, Kao has made it a basic policy to work toward sustainable increases in dividends per share by increasing profits per share each year. In accordance with this policy, the Company will increase dividends for this interim period by 6 yen compared with the same interim period in the previous year to 25 yen per share. Assuming the achievement of profit forecasts for the full fiscal year, Kao plans to increase total dividends for the year by 12 yen compared with the previous year to 50 yen per share.

Kao may also use free cash flow to flexibly implement share repurchases as a means of improving capital efficiency and shareholder returns from a long-term perspective. Between April 1, 2005 and June 21, 2005, the Company repurchased 2 million shares at a cost of 5.0 billion yen, thus completing all the repurchases approved at the General Meeting of Shareholders held in June 2004 up to a maximum of 20 million shares at a total cost of 50.0 billion yen. As of September 30, 2005, the Company had not made any share repurchases approved at the General Meeting of Shareholders held in June 2005 up to a maximum of 20 million shares at a total cost of 50.0 billion yen due to increased capital demands, including the acquisition in July 2005 of a modern luxury goods company based in the United Kingdom.

3. Policy Concerning Number of Shares Constituting One Unit Share

Kao believes that the participation of a large number of investors in the market and sufficient liquidity of shares are necessary for appropriate stock prices to be set in the stock market. In terms of liquidity, Kao's shares ranked relatively highly among shares traded on the First Section of the Tokyo Stock Exchange during the interim period ended September 30, 2005. Kao has a total of approximately 44,000 shareholders, of which a large number – approximately 42,000 – are individual shareholders as of September 30, 2005. Under these circumstances, the Company will continue to consider reducing the number of shares constituting one unit share from a variety of

perspectives, including market trends, the timing of implementation of a system for issuing stock without certificates and the best interests of shareholders.

4. Management Metric Used as a Target

EVA (Economic Value Added),* which is used to measure true profit by factoring in the cost of invested capital, is Kao's principal management metric. Continuous growth in EVA is linked to increased corporate value, which means long-term profits not only for shareholders, but for all Kao stakeholders as well. Kao views EVA growth as a primary focus of operating activity. Kao also uses this metric to determine the direction of long-term management strategies, for evaluating acquisitions and capital investment, for assessing specific businesses, and in developing performance targets for each fiscal year. To build motivation, levels of achievement of targeted year-on-year improvement in EVA are a factor in determining bonuses for directors and employees.

**EVA is a registered trademark of Stern Stewart & Co.*

5. Medium- and Long-Term Management Strategies

With consumer products, prestige cosmetics and chemical products positioned as its core business areas, Kao will emphasize research and development to make high-quality, innovative products geared to consumers and customers and to share joy with them. In addition, while further strengthening brand power with strategic, focused deployment of management resources in core businesses, the Company will also work to make further significant advances in new fields such as the health care (functional food) business, which Kao has built into a core business. Overseas, in the consumer products business in Asia, Kao has determined target brands in each country, and in the growing market of China has narrowed down the number of cities where it conducts business, while also making focused investments of management resources. In North America and Europe, Kao is pursuing business expansion by launching products that reflect new technology, primarily in the premium beauty care business. In the chemical products business, Kao is working to strengthen business in global markets with products including oleo chemicals and performance chemicals, and is focusing on further business expansion in the field of specialty chemicals, such as high-value-added aroma chemicals and information-related materials. The Company will carry out aggressive capital expenditures to achieve these ends.

Kao will broaden deployment of its research results and product development strengths and take measures to achieve synergies between existing businesses and new businesses through acquisitions and strategic business alliances. The Company expects operating efficiency gains and further cost reductions from the introduction of standardized business processes at its subsidiaries in Asia. With the implementation of similar measures in North America and Europe under way, Kao will build a global management system in the future. In addition, to be a competitive company that can achieve profitable growth, Kao expects to continue activities that maintain a good balance among its three major guidelines: The Kao Way, established in October 2004, which sets forth and expresses anew the essence of Kao's unique corporate culture and spirit; its basic business strategy, which describes the form the company plans to take over the medium- to long-term; and its policies regarding corporate social responsibility (CSR) activities.

6. Issues for Management

The operating environment is becoming increasingly challenging, and dramatic changes are expected. Under these conditions, Kao will take measures based on the primary theme of achieving profitable growth by increasing the added value of products. First, the Company will strengthen and expand market share in the domestic consumer products business through the launch of new

products with higher added value. Also, Kao will make strategic, focused investments of management resources to further strengthen brand power. In addition, Kao will develop and quickly build new businesses for further growth. Next, in order to accelerate the growth of the overseas consumer products business, Kao will work to reorganize operations in rapidly growing Asian countries by mobilizing the total capabilities of the Kao Group and learning from local markets and consumers. Another focus will be enhancing the global development of the chemical products business. Kao will make aggressive investments, including the construction of new plants, to expand and strengthen this business in Japan, Asia, North America and Europe.

7. Basic Position on Corporate Governance and its Implementation

Basic Position on Corporate Governance

The Company's basic position on corporate governance is to develop a managerial framework and internal control system that can take the necessary measures to realize highly efficient, sound and transparent management with the aim of continuously increasing corporate value. The Company considers corporate governance to be one of its most important managerial tasks.

Implementation of Corporate Governance

(1) The Company's Corporate Governance System and Measures for Its Enhancement

Directors, Board of Directors, Executive Officers and Committees

In its previous framework of Directors and Corporate Auditors, the Company introduced the Executive Officer system in June 2002. In its current management system, the Company has 15 Directors, including two Outside Directors and the Chairman of the Board of Directors without representative rights, and 20 Executive Officers, including 12 who serve concurrently as Directors. To enhance discussion at the meetings of the Board of Directors, its Secretariat provides efficient explanations to the Outside Directors in advance on matters including the background, purpose and content of proposals on the agenda of the meetings.

The Company is giving ongoing consideration as to whether it should become a "Company with three committees" as defined by the Commercial Code, as it believes this is a management issue of great importance. However, the Company has established a "Compensation Advisory Committee" and a "Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President," which perform functions similar to those of the committees in a "Company with three committees." The Compensation Advisory Committee consists of the Representative Directors, the Chairman of the Board and all Outside Directors. In this Committee, the Company's Representative Directors obtain opinions with respect to the compensation system and level of compensation for the Directors and Executive Officers. During the interim period ended September 30, 2005, a meeting of the Compensation Advisory Committee was held with the attendance of all committee members, who judged that the compensation system and level of compensation for Directors and Executive Officers are appropriate. The Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President consists exclusively of all Outside Directors and all Outside Corporate Auditors. This committee examines the nominees prior to the election or re-election of the Chairman of the Board and/or the President and submits its evaluation of the nominees' qualifications to the Board of Directors. The current Chairman of the Board of Directors and President took office following the examination of this committee.

Corporate Auditors and Board of Corporate Auditors

Two of the Company's four Corporate Auditors are Outside Auditors, and two are full-time Corporate Auditors from the Company. No full-time staff is assigned to the Corporate Auditors or the Board of Corporate Auditors, but the members of administrative divisions such as legal and

compliance divisions provide support as needed. The auditing activities of Corporate Auditors include attendance at important meetings, visiting audits of factories, research laboratories and other facilities, interviews of business and administrative divisions, and investigations of domestic and overseas affiliates. In addition, Corporate Auditors regularize and conduct meetings such as quarterly opinion exchange meetings with Representative Directors; briefing sessions on audit plans and audit results with accounting auditors at the beginning of each fiscal year, the end of each interim period and end of each fiscal year; and biannual liaison conferences by Corporate Auditors of domestic subsidiaries and affiliates. Corporate Auditors also maintain close contact with the internal audit department and accounting auditors to exchange information and opinions as needed, with the aim of improving the effectiveness and efficiency of audits.

Accounting Auditors

The Company employs the accounting firm Tohmatsu & Co. to provide the services of accounting auditors in accordance with the Japanese Commercial Code and perform accounting audits in accordance with the Securities and Exchange Law. Neither the accounting firm nor any of its employees who perform said services have any special interests in the Company. The accounting firm voluntarily ensures that any of its employees who become involved in auditing the Company will not be involved in the audit for more than seven years. The Company and the accounting firm have entered into a contract for audits based on the Japanese Commercial Code and the Securities and Exchange Law.

Compensation to Executives

Regarding executive compensation for Directors, the Company has introduced a stock option plan for the purpose of tying executives' interests more closely to those of shareholders, clarified the performance-linked bonus system based on EVA, and ceased making new provisions to the reserve fund for retirement benefits for Directors and Corporate Auditors. For Corporate Auditors, the Company has ceased paying bonuses and the retirement fund, and instead pays a fixed sum within the limits approved at the General Meeting of Shareholders.

The compensation limits for executives and accounting auditors are 450 million yen per year for Directors and 85 million yen per year for Corporate Auditors.

Internal Audits

The Company has established the Corporate Audit Services Department, which is responsible for conducting internal audits on the appropriateness of business processes and the propriety and efficiency of management in the Company and its domestic and overseas affiliates. Currently there is a staff of 22 people, including those at Group companies, who work in close cooperation with audit staff specializing in matters such as environment and safety, quality assurance and export management, and with international audit task force staff at overseas subsidiaries and affiliates. In addition, major affiliates have voluntarily assigned accounting firms for their accounting audits.

Internal Control and Risk Management System

On September 1, 2005, Kao established an Internal Control Committee (Committee Chairman: President and CEO) as one of the administrative functions of the Management Committee, to hold discussions and make decisions on fundamental policy or operational planning of internal control, monitor the activities of relevant committees and confirm the effectiveness of internal control activities. The following committees have been placed under the Internal Control Committee.

- Disclosure Committee
- Compliance Committee
- Trade Secret (TS) & Personal Information Committee

- Risk Management Committee
- Committee for Responsible Care Promotion (works to safeguard the environment, disaster prevention and safety, and to improve communication with society)
- Quality Assurance Committee

With regard to the risk management system, among the various risks that occur throughout Kao's business activities in general, the related divisions analyze risks related to business strategies and consider countermeasures for them proactively. These risks are discussed at the Management Committee or the Board of Directors meeting as needed. Management of operational risks, centered on the Risk Management Office, is conducted cross-divisionally throughout the Kao Group. In addition, the Risk Management Committee, which is made up of related executives and employees, plans, implements and reports on risk management activities and promotes risk management through information exchange among related divisions.

The organization of the Company's operational and management supervision system, internal control system and risk management structure are shown in the diagram below.


Shareholders Meeting
Monitoring
Board of Corporate Auditors
Audit
Board of Directors
Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President
Compensation Advisory Committee
Supervision
Audit
Management Committee
Accounting Auditors
Audit
CSR Committee
Internal Control Committee
Disclosure Committee
Compliance Committee
TS & Personal Information Committee
Risk Management Committee
Committee for Responsible Care Promotion
Quality Assurance Committee
Consultation on Compliance
Outside Lawyers
Consultation
•Administrative Divisions
Accounting & Finance
Legal & Compliance
Risk Management
Environment & Safety
Product Quality Management
Other departments
Audit
Corporate Audit Services
Audit
•Business Divisions •Production & Engineering •Research & Development
Investigation
Audit
Attendance
Conference by Corporate Auditors of Domestic Group Companies
Attendance
Subsidiaries/Affiliates
Corporate Auditors
Board of Corporate Auditors
Certified Public Accountant
Audit

Note: The Company also seeks advice as necessary from lawyers and other outside experts in regard to management and business operations for managerial decision-making.

(2) Summary of Interests between the Company and its Outside Directors and Outside Corporate Auditors

One of the Company's two Outside Directors, Mr. Akishige Okada, is an Advisor of Sumitomo Mitsui Banking Corporation. Regular banking transactions take place between the Company and Sumitomo Mitsui Banking Corporation. Ms. Sakie T. Fukushima is a Representative Director and Regional Managing Director – Japan of Korn/Ferry International. This company and its affiliates provide recruiting services to the Company. All of the aforementioned are routine transactions among such companies, and the outside Directors have no direct personal interest in the Company. It should be noted that Sumitomo Mitsui Banking Corporation, of which Outside Director Akishige Okada is an Advisor, holds a small number of shares of the Company's stock, and the Company holds a small number of shares of the stock of Sumitomo Mitsui Financial Group, which is the sole parent company of Sumitomo Mitsui Banking Corporation. However, each company holds less than 1% of the other's total outstanding shares, and has no influence on management.

There are no transactions between outside Corporate Auditors and the Company.

8. Parent-Company Issues

N/A

Consolidated Business Results and Financial Condition

I. Interim Period Business Results

1. Summary of Interim Period Business Results

(1) Summary of Overall Interim Period Business Results

In the interim period ended September 30, 2005, the Japanese economy recovered moderately, supported by private sector demand, including a gradual increase in consumer spending, improvement in corporate earnings and growth in capital investment. The global economy also recovered steadily, led by the United States and Asia. However, uncertainty remains about personal consumption in the future due to such factors as the effect of persistently high crude oil prices on the domestic and foreign economies and debate over fixed-rate tax reductions in Japan. In this environment, the Kao Group promoted adding value to products in order to stimulate the market.

Net sales rose 14.0 billion yen to 483.0 billion yen, a 3.0% increase over the same period in the previous fiscal year. Excluding the currency translation effect of negative 0.3 billion yen on overseas sales due to the weaker yen, net sales increased 2.9%.

Sales in Japan rose by 1.6%. In the consumer products business, sales prices continued to decline, albeit gradually, as a result of competition, but Kao expanded sales by launching new high-value-added products and nurturing them with aggressive marketing. In the chemical products business, sales grew steadily due to expanding sales of newly developed products.

Overseas, sales were flat for the consumer products business in Asia, which is currently undergoing structural reforms and integration with Japan, while the consumer products business in North America and Europe and the chemical products business grew briskly, resulting in an 8.0% increase in overseas sales.

Cost of sales increased 6.0% to 210.7 billion yen from 198.8 billion yen in the same period of the previous fiscal year. As a percentage of net sales, cost of sales increased 1.2 percentage points to 43.6%. Market launches of new high-value-added products and a continuing focus on cost-cutting activities could not cover lower market prices and higher prices of raw materials such as petrochemicals.

Selling, general and administrative (SG&A) expenses increased 0.8%, or 1.5 billion yen, from the same period in the previous fiscal year to 209.3 billion yen. The increased expenses were used to launch new products, nurture existing ones and strengthen in-store marketing.

As a result of the above factors, operating income rose 1.0%, or 0.6 billion yen, from the same period in the previous fiscal year to 63.0 billion yen.

In non-operating income and expenses, net non-operating income decreased to 0.5 billion yen from 2.1 billion yen, principally due to a loss in equity in earnings of nonconsolidated subsidiaries and affiliates compared with a gain in the same period of the previous fiscal year.

As a result, ordinary income decreased 0.9 billion yen from the same period in the previous fiscal year to 63.6 billion yen,
Extraordinary gain and loss totaled a net loss of 1.1 billion yen, virtually unchanged from the same

period of the previous fiscal year. Consequently, income before income taxes and minority interests decreased 1.1 billion yen from the same period in the previous fiscal year to 62.4 billion yen.

The effective tax rate after application of tax effect accounting decreased from 40.0% in the same period of the previous fiscal year to 37.4% due to factors including a decrease in losses of subsidiaries and differences in tax rates at overseas subsidiaries, and net income was 38.4 billion yen, an increase of 0.7 billion yen over the same period in the previous fiscal year. Net income per share was 70.75 yen, an increase of 3.3% from 68.51 yen in the same period of the previous fiscal year.

Because the Company achieved its expected profit targets, it will pay its planned interim cash dividend of 25 yen per share, an increase of 6 yen per share.

EVA increased steadily with the rise in profit.

The translation rates used to calculate income and expenses for consolidated subsidiaries and other companies outside Japan for the interim period were one U.S. dollar to 106.80 yen, one euro to 136.43 yen and one New Taiwan dollar to 3.39 yen.

(2) Summary of Results by Business Segment

Consumer Products Business

Net sales of consumer products were 353.1 billion yen, a 1.9% increase over the same period in the previous fiscal year. Sales in Japan increased 1.4% over the previous interim period. Overseas sales also increased, primarily in North America. Operating income was affected by lower market prices in Japan and higher raw material prices worldwide, resulting in a decrease of 0.4 billion yen from the previous interim period to 47.3 billion yen.

- Japan

The trend of declining prices in the market moderated but continued, and average consumer purchase prices of major products fell by around one percentage point compared with the same period of the previous fiscal year. By sales channel, sales at drugstores continued to expand. In these circumstances, the Kao Group worked to expand market share by further strengthening core brands and by launching and nurturing new products. It also worked to stimulate the market by aggressively carrying out integrated marketing and sales activities for each chain and area. As declining market prices and rising raw material prices pressured profits, the Kao Group worked to increase sales volume, reduce costs and deploy expenditures more efficiently.

Sales Composition of Consumer Products

	Billions of yen		
Six months ended September 30	**2005**	2004	% change
Personal Care	**95.8**	91.6	4.7
Fabric and Home Care	**120.6**	118.4	1.8
Feminine Care, Baby Care and Others	**57.8**	60.6	(4.6)
Total	**274.4**	270.7	1.4

In the market for personal care products, competition further increased amid a lack of growth in sales volume.

In the shampoo and conditioner category, sales increased due to the addition of new treatment products to the premium brand *Asience* in response to diversifying consumer needs. For body cleansers, although competitors accelerated new product launches, consumer support for continuing

Bioré U offerings with a mildly acidic formula that matches skin pH, as well as a favorable response to a new hand soap, led to sales growth.

As a result, sales of personal care products increased 4.7% compared with the same period in the previous fiscal year.

Principal new products:
Asience Hair Beautifying Mist and *Hair Beautifying Lotion* leave-in treatments
Liese Supply hairstyling products

The fabric and home care products market contracted in the persistent deflationary environment, while market competition continued to intensify.

Under these conditions, the Kao Group worked to raise the value of core brands. Sales grew in the laundry detergent category with the introduction of an improved version of *Attack* liquid laundry detergent and the launch of *New Beads with Fabric Softener* laundry detergent. Sales in the laundry finishing category were flat due to the effect of lower prices, despite the launch of new and improved bleaches, starches and fabric softeners. However, the launches of *Resesh* fabric freshener with a deodorizing ingredient extracted from green tea leaves and *Quickle Wiper Wax Coat Sheet* for easy floor waxing gained consumer support, achieving strong sales while expanding the market.

As a result of the above, sales of fabric and home care products increased 1.8% compared with the same period of the previous fiscal year.

Principal new products:
Resesh fabric freshener
Family Kyukyutto with Citric Acid dishwashing detergent

In the area of feminine care, baby care and other products, Kao continued to make product improvements in the disposable baby diaper category to enhance basic product performance and raise brand value. As a result, amid the continuing trend toward lower market prices, sales were higher than in the interim period of the previous fiscal year. Sales of feminine care products increased as *Laurier F* sanitary napkins gained steady consumer support and *Laurier Kirei Style* panty liners stimulated the market. Sales of *Relief* adult incontinence products continued to increase as the market expanded.

In the health care (functional food) category, Kao responded to increasing health consciousness among consumers with efforts to increase the number of regular users. Sales of products in the *Econa Healthy* line, which maintains a high share of the market for healthy cooking oil, were flat as market penetration progressed. However, although an oolong tea version was added to the lineup of *Healthya* tea products, overall sales declined with the consolidation into a group of loyal drinkers following the cooling off of the boom in popularity of catechins.

As a result, sales of feminine care, baby care and other products decreased 4.6% compared with the same period of the previous fiscal year.

Principal new products:
Laurier Kirei Style panty liners
Healthya Oolong Tea

- Asia

In Asian markets, consumer values are changing, competition continues to intensify and sales are becoming increasingly concentrated at large chain stores. In these conditions, the Kao Group is focusing its management resources on core brands. In addition, the Kao Group is working toward building a unified management structure that encompasses all of Asia, including Japan. In China, where Kao has been restructuring for the past few years, these efforts began to show results and sales rose. Sales of hair care products were flat throughout Asia, but sales of skin care, fabric and home care and feminine care products were solid. In Thailand, a newly constructed factory commenced operations.

As a result, sales in Asia increased 0.2%, virtually flat compared with the same period of the previous fiscal year.

- North America and Europe

Amid intensifying competition in the markets of North America and Europe, the Kao Group specialized in personal care products and worked to establish products with high added value. Kao Brands Company in the U.S. launched *natural glow* under the *Jergens* skin care brand. Sales of this product, which gradually gives skin a healthy tan color while moisturizing, grew strongly. Although competition in the area of hair care products for different hair colors increased, *John Frieda Radiant Red*, a new product for maintaining the beauty of red hair, performed well. KPSS — Kao Professional Salon Services GmbH aggressively launched new products, but sales were flat.

As a result, sales in North America and Europe during the interim period increased by 5.6% from the same period in the previous fiscal year.

Prestige Cosmetics Business

The Japanese cosmetics market continues its overall contraction. Under these conditions, the Kao Group worked to strengthen products that respond to changes in consumer purchasing attitudes and behavior and sales channels. In department stores, Kao conducted activities to further reinforce the *est* brand, and in the supermarket and drugstore channels the Company enhanced counseling for *Alblanc*, which was launched in fall 2004. Under the *Sofina* brand, Kao launched *Sofina Pore Zone Care Essence* and *Very Very Pore Clean Perfect Mousse* skin beautifying essence. Overseas, in July 2005 Kao acquired Molton Brown Limited of the United Kingdom, a prestige cosmetics company. The acquisition is expected to generate synergies by making the most of both companies' strengths and to accelerate the global development of the cosmetics business. Molton Brown Limited will be reflected in consolidated results starting from the second half of the fiscal year.

As a result, sales of prestige cosmetics were essentially flat, declining 0.1% from the same period of the previous fiscal year to 39.3 billion yen, and operating income decreased 0.4 billion yen to 3.8 billion yen.

Principal new products:
est Whitening Esthetic facial pack
Alblanc Medicated Bright Create Massage special care essence
Sofina Pore Zone Care Essence skin beautifying essence

Chemical Products Business

In Japan, although the market continued on a recovery path, with improved corporate earnings and increased capital investment, the impact of high crude oil prices on the global economy, including that of the U.S., is a cause for concern. In this environment, Kao worked to expand its business in the core fields of oleo chemicals, performance chemicals and specialty chemicals. As a result, sales

totaled 103.8 billion yen, an increase of 7.5% compared to the same period of the previous fiscal year (excluding the effect of currency translation, the increase was 7.1%). Operating income increased 1.4 billion yen from the same period in the previous fiscal year to 11.7 billion yen due to growth in sales volume of high-value-added products and cost reductions, which offset the effects of a sharp increase in the cost of petrochemical raw materials.

- Japan

In the oleo chemical and performance chemicals businesses, sales of existing products were weak, while sales of newly developed products that meet diverse needs in various fields of customers industries grew. In the specialty chemicals business, which handles products such as toner, toner binder and pigment auxiliary for color inkjet printer ink, sales continued to grow smoothly due to customer support for product features and development of production facilities in response to demand.

As a result, overall sales increased by 3.7% compared with the same period in the previous fiscal year.

- Asia

Sales of fatty alcohols produced in Malaysia and the Philippines grew as a result of a reputation for stable supply and high-quality products, as well as global sales expansion efforts. Sales of surfactants also grew strongly in the ASEAN region, particularly in Thailand.

As a result, sales in Asia increased by 9.1% over the same period in the previous fiscal year.

- North America and Europe

The U.S. toner and toner binder business, which undertook investments to enhance production capacity, increased sales and further strengthened Kao's global business infrastructure in Japan, North America and Europe. In Germany, sales of high-performance concrete additives increased.

As a result, overall sales increased by 13.9% compared with the same period in the previous fiscal year.

2. Forecast for the Fiscal Year Ending March 31, 2006

(1) Forecast of Results for the Fiscal Year

In the Japanese economy, corporate earnings are improving, capital investment is expanding and private sector demand is expected to fuel growth. However, in employment and consumer spending, although the recovery trend continues, the situation remains challenging, and any rise in consumer prices is expected to be limited to petrochemical-related products. In Kao's industry, severe competition is continuing, as demand shows no overall growth in terms of volume and trends downward in terms of value. In addition, great uncertainty will likely persist despite firm growth in the global economy centered on the United States and Asia.

Under these conditions, the Kao Group aims to achieve profitable growth by raising the value of its products. In the consumer products business, it will strengthen its product development capabilities, the starting point of manufacturing, and will focus its management resources on aggressive marketing and sales promotion activities to strengthen core brands. Through these measures, Kao will work to stimulate the domestic market and expand sales. In the growing Asian market, Kao will take a long-term point of view, building a unified management structure that encompasses all of Asia, including Japan, and introducing new brands in certain countries to stimulate the market. In

the consumer products business in North America and Europe, Kao Brands Company will nurture the *John Frieda* brand and its many other premium brands. In the prestige cosmetics business, to respond to changes in sales channels, Kao will work to reinforce its business foundation and further raise brand value through measures such as introducing distinctive new products. Molton Brown Limited, which Kao acquired in July, will be added to consolidated results from the second half of the fiscal year. In the chemical products business, Kao will focus on expanding sales of products with unique features and newly developed products in Japan. Overseas, Kao will increase sales of fatty alcohols, toner and toner binder products for copiers and printers, aroma chemicals and other specialty chemicals while continuing to make aggressive capital investments.

As a result, Kao has revised upward by 5 billion yen its initial forecast for net sales, which are forecast to increase 3.0%, or 28.1 billion yen, to 965.0 billion yen. Operating income is expected to rise 3.0% to 125.0 billion yen, ordinary income is expected to rise 0.5% to 126.0 billion yen, and net income is forecast to increase 2.5% to 74.0 billion yen, each of which is unchanged from the previous forecast. The Company anticipates an increase in prices of raw materials. Therefore, it will make efforts to secure stable profits by increasing sales volume and implementing further cost-cutting measures not only in Japan, but also overseas.

Assuming achievement of the projected profit figures, the Company expects to pay a year-end dividend of 25 yen per share. Combined with the interim dividend, this will bring total dividends for the year to 50 yen per share, an increase of 12 yen over the previous fiscal year.

Kao will continue working to improve EVA, a key indicator for maximizing corporate value, by increasing profits and improving capital efficiency.

(2) Underlying Assumptions of the Forecast for the Fiscal Year Ending March 31, 2006

The above forecast was made assuming translation rates of one U.S. dollar to 110.0 yen, one euro to 136.0 yen, and one New Taiwan dollar to 3.4 yen.

II. Financial Condition

1. Summarized Financial Condition (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
	September 2005	March 2005	Incr./(Dcr.)	**September 2005**
Total assets	**726.3**	688.9	37.3	**6,417.0**
Total shareholders' equity	**479.2**	448.2	31.0	**4,234.3**
Shareholders' equity/total assets	**66.0%**	65.1%	-	**66.0%**
Shareholders' equity per share (yen)	**880.98**	821.47	59.51	**7.78**

2. Summarized Consolidated Cash Flows (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
Six months ended September 30	**2005**	2004	Incr./(Dcr.)	**2005**
Net cash provided by operating activities	**64.6**	59.1	5.5	**571.6**
Net cash used in investing activities	**(45.1)**	(31.0)	(14.1)	**(398.9)**
Net cash used in financing activities	**(15.4)**	(48.4)	33.0	**(136.2)**
Translation adjustments	**1.0**	(0.8)	1.9	**9.3**
Net increase (decrease)	**5.1**	(21.2)	26.4	**45.9**
Cash and cash equivalents, end of term	**75.5**	85.9	(10.3)	**667.1**
Total debt	**22.2**	29.1	(6.8)	**196.6**

Total assets increased 37.3 billion yen compared with the previous fiscal year-end to 726.3 billion yen, primarily due to a 22.1 billion yen increase in cash and cash equivalents. Total inventory increased by 7.3 billion yen, mainly due to higher raw material prices and a provisional inventory increase for new and improved products. Total property, plant and equipment and other tangible fixed assets increased by 1.6 billion yen. Factors included capital expenditures for expansion of production capacity and streamlining in Japan and overseas. Intangible fixed assets increased 26.3 billion yen, primarily due to the acquisition of Molton Brown Limited. Marketable securities and investment securities decreased by a total of 21.6 billion yen, as they were used to cover the capital expenditures and acquisition discussed above.

Total liabilities increased 6.2 billion yen compared with the previous fiscal year-end to 239.5 billion yen. Liability for employee retirement benefits decreased by 6.5 billion yen as a result of a cash contribution to the corporate pension fund. However, due to the expansion of operations and higher costs, notes and accounts payable increased 5.1 billion yen, while accrued expenses increased 4.0 billion yen.

Minority interests increased by 0.1 billion yen compared with the previous fiscal year-end to 7.5 billion yen.

Shareholders' equity increased 31.0 billion yen compared with the previous fiscal year-end to 479.2 billion yen. Main factors increasing shareholders' equity were net income of 38.4 billion yen and conversion of convertible bonds in the amount of 1.5 billion yen. Main factors decreasing shareholders' equity included payment of cash dividends totaling 10.3 billion yen and 5.5 billion yen used for repurchase of shares. As a result, the shareholders' equity ratio increased from 65.1% at the previous fiscal year-end to 66.0%

Net cash provided by operating activities increased 5.5 billion yen compared with the same period of the previous fiscal year to 64.6 billion yen. Income before income taxes and minority interests for the interim period was 62.4 billion yen and depreciation and amortization was 27.6 billion yen. Income taxes paid totaled 20.6 billion yen, and other factors decreasing cash flow included a 6.5 billion yen decrease in liability for employee retirement benefits due to a cash contribution to the corporate pension fund.

Net cash used in investing activities increased 14.1 billion yen compared with the same period of the previous fiscal year to 45.1 billion yen. This includes expenditures of 23.5 billion yen for purchase of property, plant and equipment and intangible assets and 31.6 billion yen for the acquisition of Molton Brown Limited, while proceeds from the redemption and sale of marketable securities and investment securities totaled 14.0 billion yen.

Net cash used in financing activities decreased 33.0 billion yen compared with the same period of the previous fiscal year to 15.4 billion yen. This includes payments of cash dividends totaling 10.9 billion yen and purchase of treasury stock.

As a result of these activities, the balance of cash and cash equivalents at the end of the interim period was 75.5 billion yen, an increase of 5.1 billion yen from the end of the previous fiscal year.

3. Forecast for the Fiscal Year Ending March 31, 2006

In net cash provided by operating activities, income before income taxes and minority interests is expected to increase slightly from the previous fiscal year despite a severe operating environment. Depreciation and amortization is projected to be 57.0 billion yen.

Net cash used in investing activities, is projected to increase compared with the previous fiscal year due to planned capital expenditures to increase production capacity and promote streamlining in Japan and overseas, and the acquisition of Molton Brown Limited.

In net cash used in financing activities, a proposal to purchase the Company's stock, up to a maximum of 20 million shares and an acquisition cost of 50.0 billion yen, was approved at the General Meeting of Shareholders held on June 29, 2005. The purpose of the repurchase is to improve capital efficiency, increase returns to shareholders and allow the execution of timely and flexible capital policy measures. The Company acquired Molton Brown Limited in July 2005 and is considering the repurchase of its own shares, taking into account capital demands and other factors. In addition, Kao plans to increase the interim cash dividend by 6 yen per share compared with the previous fiscal year-end dividend. Interest-bearing debt is projected to be approximately 20.0 billion yen at the end of the fiscal year.

As a result of the above, the balance of cash and cash equivalents as of March 31, 2006, excluding the repurchase of the Company's stock, is forecast to increase from the previous fiscal year-end to approximately 90.0 billion yen.

4. Cash Flow Indices

	Six months ended September 30, 2005	Year ended March 31 2005	2004	2003	2002
Shareholders' equity/Total assets (%)	66.0	65.1	59.1	57.9	59.5
Market capitalization/Total assets (%)	209.3	195.2	179.8	186.0	186.0
Interest-bearing debt/Operating cash flow (years)	-	0.3	0.5	0.4	0.5
Operating cash flow/Interest paid (times)	139.1	120.1	91.3	85.8	72.2

Notes:
1. *All indices are computed based on consolidated data.*
2. *Market capitalization equals the stock price at the end of the period multiplied by the number of shares outstanding at the end of the period (excluding treasury stock).*
3. *Operating cash flow is stated in the consolidated statements of cash flows. Interest-bearing debt is all debt included in the consolidated balance sheets on which interest is paid. Interest paid is stated in the consolidated statements of cash flows.*
4. *Interest-bearing debt/Operating cash flow is not calculated for the interim period.*

III. Business and Other Risks

Corporations assume various risks in executing business. The Kao Group takes reasonable measures to reduce risk by eliminating exposure to, dispersing and hedging risks. Management of operational risks, centered on the Risk Management Office, is conducted cross-divisionally throughout the Kao Group. However, unanticipated situations may occur that exert a significant impact on the Kao Group's business results and financial condition.

For example, (1) in quality management, the Kao Group designs and manufactures products from the viewpoint of customers, in compliance with related laws and regulations and in accordance with internationally recognized quality management standards. In the development stage prior to market launch, the Kao Group conducts thorough safety testing and survey research to ensure excellent product quality. After market launch, the Kao Group works to further improve quality by incorporating opinions and demands regarding products through its customer consultation offices. However, the unforeseen occurrence of a serious quality problem would not only cause difficulties for the relevant brand, but would also have a major impact on the reputation of all the Kao Group's products, and might cause sales to decline. This could have a major effect on the Kao Group's business results and financial condition.

In addition, (2) there is believed to be a high probability that a major earthquake will occur in Japan in the Tokai region, in the ocean southeast of Tokyo, or directly under the Kanto region. The Kao Group has implemented various countermeasures, including earthquake resistance diagnosis and seismic retrofitting at all of its production facilities, particularly the Toyohashi Plant, Wakayama Plant, Kawasaki Plant and Tokyo Plant, which are in these regions. In spite of these measures, however, in the event of a major earthquake, the Kao Group's ability to secure raw materials, maintain continuity of production and supply of products to the market may be disrupted, which could have a significant impact on the Kao Group's business results and financial condition.

Furthermore, (3) foreign currency-denominated transactions, including export and import trade transactions and non-trade transactions such as dividends, are affected by changes in currency exchange rates. The Kao Group hedges foreign exchange risk through various measures such as settlement of transactions through foreign currency accounts, foreign exchange contracts and currency swaps to mitigate the effect on business results. The Kao Group does not engage in derivative transactions for the purpose of speculation. However, items denominated in local currencies, including the sales, expenses and assets of overseas subsidiaries, are translated into Japanese yen for preparation of the consolidated financial statements. If the exchange rate at the time of conversion differs substantially from the expected rate, the value after translation into yen will change significantly, which will affect the Kao Group's business results and financial condition.

For further information, please contact:
Katsuya Fujii
Vice President
Investor Relations
Tel: 81-3-3660-7101 / Fax: 81-3-3660-8978
E-mail: ir@kao.co.jp

Consolidated Balance Sheets

Millions of yen

	1H/FY2005 Sep 30, 2005	Composition %	FY2004 Mar 31, 2005	Composition %	1H/FY2004 Sep 30, 2004	Composition %
Assets						
Current assets	**304,782**	**42.0**	**289,180**	**42.0**	**299,100**	**42.0**
Cash and time deposits	54,141		32,026		53,457	
Notes and accounts receivable - trade	105,947		103,586		101,833	
Short-term investments	24,370		40,383		38,563	
Inventories	89,151		81,781		79,022	
Deferred income taxes	14,045		14,559		13,281	
Other	19,098		18,985		14,753	
Allowance for doubtful receivables	(1,972)		(2,141)		(1,811)	
Fixed assets	**421,437**	**58.0**	**399,662**	**58.0**	**413,739**	**58.0**
Tangible assets	**261,833**	**36.0**	**260,223**	**37.8**	**264,676**	**37.1**
Buildings and structures	89,996		89,916		91,731	
Machinery, equipment and vehicles	80,869		80,144		82,369	
Tools, furniture and fixtures	10,819		9,239		8,670	
Land	62,063		62,523		63,564	
Construction in progress	18,083		18,400		18,340	
Intangible assets	**112,580**	**15.5**	**86,222**	**12.5**	**93,827**	**13.2**
Goodwill	57,246		26,010		29,045	
Trademarks	40,723		44,348		47,900	
Other	14,610		15,863		16,881	
Investments and other assets	**47,023**	**6.5**	**53,217**	**7.7**	**55,235**	**7.7**
Investment securities	16,811		22,437		22,880	
Long-term loans	285		275		627	
Deferred income taxes	14,680		16,924		18,212	
Other	15,420		13,788		13,724	
Allowance for doubtful receivables	(173)		(209)		(210)	
Deferred assets	**121**	**0.0**	**130**	**0.0**	**79**	**0.0**
Total assets	**726,341**	**100.0**	**688,973**	**100.0**	**712,918**	**100.0**
Liabilities						
Current liabilities	**221,660**	**30.5**	**211,541**	**30.7**	**219,244**	**30.8**
Notes and accounts payable - trade	76,192		70,993		74,460	
Short-term debt	19,739		18,604		19,720	
Current portion of convertible bonds	1,068		2,596		-	
Current portion of long-term debt	711		91		85	
Accounts payable - other	20,017		19,139		21,725	
Accrued expenses	67,330		63,233		65,382	
Accrued income taxes	20,087		19,665		21,262	
Other	16,512		17,217		16,607	
Long-term liabilities	**17,862**	**2.5**	**21,768**	**3.1**	**35,962**	**5.0**
Convertible bonds	-		-		7,874	
Long-term debt	735		1,426		1,423	
Liability for employee retirement benefits	3,677		10,211		16,857	
Liability for director and corporate auditor retirement benefits	180		180		180	
Other	13,269		9,950		9,627	
Total liabilities	**239,522**	**33.0**	**233,310**	**33.8**	**255,207**	**35.8**
Minority interests	**7,533**	**1.0**	**7,413**	**1.1**	**7,692**	**1.1**
Common stock	85,424	11.8	85,424	12.4	85,424	12.0
Capital surplus	109,561	15.1	109,561	15.9	109,561	15.3
Retained earnings	327,872	45.1	299,345	43.5	344,310	48.3
Unrealized gain on available-for-sale securities	4,850	0.7	3,533	0.5	3,438	0.5
Foreign currency translation adjustments	(36,041)	(5.0)	(39,765)	(5.8)	(39,091)	(5.5)
Treasury stock, at cost	(12,381)	(1.7)	(9,850)	(1.4)	(53,624)	(7.5)
Shareholders' equity	**479,285**	**66.0**	**448,249**	**65.1**	**450,018**	**63.1**
Total liabilities, minority interests & shareholders' equity	**726,341**	**100.0**	**688,973**	**100.0**	**712,918**	**100.0**

Consolidated Statements of Income

Millions of yen

	1H/FY2005 Apr - Sep 2005	% to net sales	1H/FY2004 Apr - Sep 2004	% to net sales	FY2004 Apr '04 - Mar '05	% to net sales
Net sales	**483,098**	**100.0**	**469,039**	**100.0**	**936,851**	**100.0**
Cost of sales	210,722	43.6	198,854	42.4	404,803	43.2
Gross profit	**272,376**	**56.4**	**270,185**	**57.6**	**532,047**	**56.8**
Selling, general and administrative expenses	209,305	43.3	207,721	44.3	410,668	43.8
Operating income	**63,070**	**13.1**	**62,464**	**13.3**	**121,379**	**13.0**
Non-operating income	1,970	0.4	2,960	0.7	5,709	0.6
Interest income	453		335		701	
Dividend income	63		102		201	
Equity in earnings of nonconsolidated subsidiaries and affiliates	-		1,018		1,216	
Foreign currency exchange gain	-		47		591	
Other	1,453		1,456		2,997	
Non-operating expenses	1,402	0.3	803	0.2	1,743	0.2
Interest expense	469		475		933	
Equity in loss of nonconsolidated subsidiaries and affiliates	173		-		-	
Foreign currency exchange loss	504		-		-	
Other	254		328		809	
Ordinary income	**63,638**	**13.2**	**64,620**	**13.8**	**125,345**	**13.4**
Extraordinary profit	**290**	**0.0**	**664**	**0.1**	**1,613**	**0.2**
Gain on sales of fixed assets	161		205		353	
Gain on sales of investment securities	74		308		1,183	
Other	55		150		76	
Extraordinary loss	**1,442**	**0.3**	**1,677**	**0.3**	**7,305**	**0.8**
Loss on sales or disposal of fixed assets	1,009		1,339		4,043	
Other	432		337		3,261	
Income before income taxes and minority interests	**62,486**	**12.9**	**63,607**	**13.6**	**119,653**	**12.8**
Income taxes - current	20,539	4.2	21,705	4.6	42,845	4.6
Income taxes - deferred	2,831	0.6	3,708	0.8	4,272	0.5
Minority interests in earnings of consolidated subsidiaries	628	0.1	433	0.1	355	0.0
Net income	**38,486**	**8.0**	**37,761**	**8.1**	**72,180**	**7.7**

Consolidated Statements of Retained Earnings

Millions of yen

	1H/FY2005 Apr - Sep 2005	1H/FY2004 Apr - Sep 2004	FY2004 Apr '04 - Mar '05
Capital surplus			
Balance at the beginning of period	109,561	108,888	108,888
Increase in capital surplus	-	672	672
Share-for-share exchange	-	672	672
Balance at the end of period	109,561	109,561	109,561
Retained earnings			
Retained earnings at the beginning of period	299,345	399,889	399,889
Increase in retained earnings	40,334	37,761	72,222
Net Income	38,486	37,761	72,180
Increase by newly consolidated companies and affiliates accounted for the equity method	1,847	-	42
Decrease in retained earnings	11,808	93,340	172,766
Cash dividends paid	10,354	8,747	19,269
Bonuses paid to directors and corporate auditors	91	122	122
Retirement of treasury stock	-	63,750	127,775
Loss on disposal of treasury stock	1,361	20,719	25,598
Balance at the end of period	327,872	344,310	299,345

Consolidated Statements of Cash Flows

Millions of yen

	1H/FY2005 Apr - Sep 2005	1H/FY2004 Apr - Sep 2004	FY2004 Apr '04 - Mar '05
Operating activities:			
Income before income taxes and minority interests	62,486	63,607	119,653
Adjustments for:			
Depreciation and amortization	27,640	27,239	56,793
Loss on sales or disposals of property, plant and equipment, net	848	1,133	3,689
Interest and dividend income	(516)	(437)	(903)
Interest expense	469	475	933
Unrealized foreign currency exchange loss	861	236	(239)
Equity in (earnings) losses of nonconsolidated subsidiaries and affiliates	173	(1,018)	(1,216)
Change in trade receivables	(602)	(4,310)	(5,922)
Change in inventories	(5,277)	(7,468)	(9,781)
Change in trade payables	4,019	5,742	2,636
Change in liability for retirement benefits	(6,585)	(6,265)	(13,009)
Other, net	396	(7)	(1,487)
Sub-total	83,916	78,928	151,146
Interest and cash dividends received	1,856	630	1,956
Interest paid	(465)	(460)	(912)
Income taxes paid	(20,611)	(19,967)	(42,623)
Net cash provided by operating activities	**64,695**	**59,130**	**109,567**
Investing activities:			
Purchase of marketable securities	(2,999)	(5,999)	(11,999)
Proceeds from the redemption of marketable securities	6,000	3,057	9,171
Purchase of property, plant and equipment	(22,216)	(26,669)	(50,771)
Proceeds from sales of property, plant and equipment	664	546	2,434
Increase in intangible assets	(1,380)	(2,812)	(3,979)
Purchase of investment securities	(17)	(13)	(26)
Redemption and sales of investment securities	8,031	496	1,691
Payments for purchase of newly consolidated subsidiaries, net of cash acquired	(31,656)	-	-
Payments for long-term loans	(428)	(600)	(1,131)
Other, net	(1,144)	964	201
Net cash used in investing activities	**(45,146)**	**(31,030)**	**(54,407)**
Financing activities:			
Change in short-term debt	813	2,249	402
Proceeds form long-term loans	85	-	78
Repayments of long-term loans	(122)	(32)	(172)
Proceeds from capital contribution from minority shareholders	-	162	837
Purchase of treasury stock	(5,517)	(41,089)	(71,632)
Payments of cash dividends	(10,354)	(8,739)	(19,259)
Payments of cash dividends to minority shareholders	(590)	(1,332)	(1,332)
Other, net	273	285	420
Net cash used in financing activities	**(15,413)**	**(48,496)**	**(90,657)**
Transition adjustments on cash and cash equivalents	**1,055**	**(848)**	**(1,246)**
Net increase (decrease) in cash and cash equivalents	**5,190**	**(21,243)**	**(36,742)**
Cash and cash equivalents, beginning of year	**70,409**	**107,151**	**107,151**
Increase in cash and cash equivalents due to newly consolidated subsidiaries	**760**	**-**	**0**
Decrease in cash and cash equivalents due to exclusion of previously consolidated subsidiaries	**(848)**	**-**	**-**
Cash and cash equivalents, end of year	**75,511**	**85,907**	**70,409**

Consolidated Segment Information by Business

Millions of yen

1H/FY2005
Apr - Sep 2005

	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	353,102	39,307	90,688	483,098	-	483,098
Intersegment sales	-	-	13,153	13,153	(13,153)	-
Total	**353,102**	**39,307**	**103,842**	**496,251**	**(13,153)**	**483,098**
Operating expense	**305,771**	**35,429**	**92,134**	**433,336**	**(13,309)**	**420,027**
Operating income	**47,330**	**3,877**	**11,707**	**62,915**	**155**	**63,070**
% to sales	13.4	9.9	11.3	12.7	-	13.1
Assets	**432,228**	**69,482**	**172,514**	**674,225**	**52,115**	**726,341**
Depreciation and amortization	**20,712**	**1,322**	**5,606**	**27,640**	**-**	**27,640**
Capital expenditure	**11,640**	**3,335**	**8,637**	**23,614**	**-**	**23,614**

1H/FY2004
Apr - Sep 2004

	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	346,586	39,339	83,113	469,039	-	469,039
Intersegment sales	-	-	13,478	13,478	(13,478)	-
Total	**346,586**	**39,339**	**96,591**	**482,518**	**(13,478)**	**469,039**
Operating expenses	**298,828**	**34,991**	**86,332**	**420,152**	**(13,577)**	**406,575**
Operating income	**47,758**	**4,348**	**10,259**	**62,365**	**98**	**62,464**
% to sales	13.8	11.1	10.6	12.9	-	13.3
Assets	**449,966**	**28,397**	**157,197**	**635,561**	**77,357**	**712,918**
Depreciation and amortization	**20,958**	**1,239**	**5,199**	**27,397**	**(158)**	**27,239**
Capital expenditure	**20,389**	**1,682**	**7,531**	**29,603**	**-**	**29,603**

FY2004
Apr '04 - Mar '05

	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	690,006	78,294	168,550	936,851	-	936,851
Intersegment sales	-	-	28,439	28,439	(28,439)	-
Total	**690,006**	**78,294**	**196,989**	**965,290**	**(28,439)**	**936,851**
Operating expenses	**597,408**	**70,601**	**176,326**	**844,336**	**(28,864)**	**815,471**
Operating income	**92,597**	**7,693**	**20,663**	**120,954**	**425**	**121,379**
% to sales	13.4	9.8	10.5	12.5	-	13.0
Assets	**434,007**	**31,653**	**164,838**	**630,500**	**58,473**	**688,973**
Depreciation and amortization	**43,610**	**2,646**	**10,848**	**57,105**	**(311)**	**56,793**
Loss on impairment of long-lived assets	**2,508**	**-**	**-**	**2,508**	**-**	**2,508**
Capital expenditure	**34,745**	**3,572**	**16,000**	**54,317**	**-**	**54,317**

Consolidated Segment Information by Geography

Millions of yen

1H/FY2005
Apr - Sep 2005

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	353,687	40,169	45,047	44,193	483,098	-	483,098
Intersegment sales	5,008	12,541	1,054	5,453	24,057	(24,057)	-
Total	**358,695**	**52,710**	**46,102**	**49,646**	**507,155**	**(24,057)**	**483,098**
Operating expenses	**303,782**	**49,106**	**43,370**	**47,112**	**443,371**	**(23,344)**	**420,027**
Operating income	**54,913**	**3,604**	**2,731**	**2,534**	**63,784**	**(713)**	**63,070**
% to sales	15.3	6.8	5.9	5.1	12.6	-	13.1
Assets	**428,281**	**93,990**	**69,043**	**121,067**	**712,382**	**13,958**	**726,341**

1H/FY2004
Apr - Sep 2004

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	347,879	39,156	40,161	41,842	469,039	-	469,039
Intersegment sales	5,096	11,159	796	4,382	21,433	(21,433)	-
Total	**352,975**	**50,315**	**40,957**	**46,225**	**490,473**	**(21,433)**	**469,039**
Operating expenses	**297,046**	**48,787**	**38,253**	**43,915**	**428,003**	**(21,428)**	**406,575**
Operating income	**55,929**	**1,527**	**2,703**	**2,309**	**62,469**	**(5)**	**62,464**
% to sales	15.8	3.0	6.6	5.0	12.7	-	13.3
Assets	**428,139**	**87,798**	**61,670**	**80,305**	**657,914**	**55,004**	**712,918**

FY2004
Apr '04 - Mar '05

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	693,017	77,458	82,408	83,967	936,851	-	936,851
Intersegment sales	10,067	22,823	1,230	9,836	43,958	(43,958)	-
Total	**703,084**	**100,282**	**83,638**	**93,803**	**980,809**	**(43,958)**	**936,851**
Operating expenses	**595,600**	**97,525**	**77,183**	**89,207**	**859,517**	**(44,045)**	**815,471**
Operating income	**107,484**	**2,756**	**6,455**	**4,595**	**121,292**	86	**121,379**
% to sales	15.3	2.7	7.7	4.9	12.4	-	13.0
Assets	**421,746**	**84,342**	**63,191**	**81,929**	**651,209**	**37,764**	**688,973**

Sales to Foreign Customers

Millions of yen

1H/FY2005
Apr - Sep 2005

	Asia/Oceania	North America	Europe	Total
Total overseas sales	44,211	45,082	43,481	132,775
Consolidated net sales				483,098
Percentage of overseas sales to consolidated net sales	9.2%	9.3%	9.0%	27.5%

1H/FY2004
Apr - Sep 2004

	Asia/Oceania	North America	Europe	Total
Total overseas sales	42,796	39,869	41,175	123,840
Consolidated net sales				469,039
Percentage of overseas sales to consolidated net sales	9.1%	8.5%	8.8%	26.4%

FY2004
Apr '04 - Mar '05

	Asia/Oceania	North America	Europe	Total
Total overseas sales	81,791	81,962	85,539	249,293
Consolidated net sales				936,851
Percentage of overseas sales to consolidated net sales	8.7%	8.7%	9.1%	26.6%

Sales Composition

Millions of yen

	1H/FY2005 Apr - Sep 2005	1H/FY2004 Apr - Sep 2004	Growth %	FY2004 Apr '04 - Mar '05
Consumer Products				
Personal Care	95,899	91,602	4.7	180,616
Fabric and Home Care	120,644	118,488	1.8	234,250
Feminine Care, Baby Care and Others	57,880	60,641	(4.6)	122,079
Total Japan	274,424	270,731	1.4	536,947
Asia and Oceania	26,911	26,851	0.2	53,508
North America and Europe	55,265	52,318	5.6	106,735
Eliminations	(3,499)	(3,314)	5.6	(7,183)
Total	**353,102**	**346,586**	**1.9**	**690,006**
Prestige Cosmetics	**39,307**	**39,339**	**(0.1)**	**78,294**
Chemical Products				
Japan	56,660	54,613	3.7	111,475
Asia	25,754	23,601	9.1	47,231
North America and Europe	36,237	31,827	13.9	64,035
Eliminations	(14,810)	(13,449)	10.1	(25,753)
Total	**103,842**	**96,591**	**7.5**	**196,989**
Total Before Eliminations	**496,251**	**482,518**	**2.8**	**965,290**
Eliminations	(13,153)	(13,478)	(2.4)	(28,439)
Consolidated Net Sales	**483,098**	**469,039**	**3.0**	**936,851**

RECEIVED
2005 OCT 31 P 1:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit A-2

Semi-Annual Financial Review

From April 1, 2005 to September 30, 2005

Kao Corporation

October 24, 2005

This is a translation of materials used for the analyst meeting held in Japan on October 24, 2005.

The presentation material in PDF format is available on our website:
http://www.kao.co.jp/en/ir/analystmtg/index.html

These presentation materials contain forward-looking statements that are based on management's estimates, assumptions and projections as of October 24, 2005.
Certain factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

(The yen amounts in this presentation material are rounded down.)

1. Business Environment

April 1, 2005 – September 30, 2005

Household Expenditure Survey

by Ministry of Public Management, Home Affairs, Posts and Telecommunications



(%)
10
5
0
-5
-10
All household
2005
FY99
FY00
FY01
FY02
FY03
FY04
4/05
5/05
6/05
7/05
8/05

(Percent change from a year earlier)

Kao

Average Consumer Purchase Price

15 Major Toiletry Categories (All manufactures)



Index
105
100
95
90
85
80
100
99
98
97
95
94
93
1H/FY02
2H/FY02
1H/FY03
2H/FY03
1H/FY04
2H/FY04
1H/FY05*

* 1H/FY05: -1.4% from the same period in the previous year

(Source: SRI)

Kao

2. Consolidated Business Results

April 1, 2005 – September 30, 2005

Kao

1st Half/FY2005 Results (Consolidated)

Billion yen	1H/FY03	1H/FY04	1H/FY05	Growth	Changes
Net Sales	446.9	469.0	483.0	**3.0%**	+14.0
Operating Income	60.5	62.4	63.0	**1.0%**	+0.6
Operating Margin	*13.6%*	*13.3%*	*13.1%*		
Ordinary Income	61.9	64.6	63.6	**-1.5%**	-0.9
Net Income	31.9	37.7	38.4	**1.9%**	+0.7
EBITDA	87.9	89.7	90.7	1.1%	+1.0
EPS (yen)	57.87	68.51	70.75	3.3%	+2.24

Kao

Consolidated Net Sales [1]

	1st Half/FY2004		**1st Half/FY2005**		
	Billion yen	% Growth	Billion yen	% Growth	% Like-for-like
Personal Care	91.6	8.0	95.8	4.7	4.7
Fabric and Home Care	118.4	-3.2	120.6	1.8	1.8
Feminine Care, Baby Care and Others	60.6	29.5	57.8	-4.6	-4.6
Japan Total	**270.7**	6.6	**274.4**	1.4	1.4
Asia & Oceania	26.8	-12.4	26.9	0.2	0.9
North America & Europe	52.3	4.0	55.2	5.6	5.5
Elimination	-3.3		-3.4		
Consumer Products	**346.5**	4.3	**353.1**	1.9	1.9

Prestige Cosmetics	**39.3**	2.6	**39.3**	-0.1	-0.1

*Like-for-like: excludes currency translation impact

Kao

Consolidated Net Sales [2]

	1st Half/FY2004		**1st Half/FY2005**		
	Billion yen	% Growth	Billion yen	% Growth	% Like-for-like
Japan	54.6	7.7	56.6	3.7	3.7
Asia	23.6	8.9	25.7	9.1	10.5
North America & Europe	31.8	10.5	36.2	13.9	12.0
Elimination	-13.4		-14.8		
Chemical Products	96.5	7.4	**103.8**	7.5	7.1
Elimination	-13.4		-13.1		
Consolidated Sales	**469.0**	**4.9**	**483.0**	**3.0**	**2.9**

*Like-for-like: excludes currency translation impact

Kao

Consolidated Income Statements

	1H/FY2004		1H/FY2005		Changes*	Forecast
	Billion yen	%	Billion yen	%	Billion yen	Billion yen
Net Sales	469.0	100.0	483.0	100.0	14.0	*480.0*
Cost of Sales	198.8	42.4	210.7	43.6	11.8	
Gross Profit	270.1	57.6	272.3	56.4	2.1	
SG&A Expenses	207.7	44.3	209.3	43.3	1.5	
Operating Income	62.4	13.3	63.0	13.1	0.6	
Non-operating Income/Expenses	2.1	0.5	0.5	0.1	-1.5	
Ordinary Income	64.6	13.8	63.6	13.2	-0.9	*61.0*
Extraordinary Income & Loss	-1.0	-0.2	-1.1	-0.3	-0.1	
Income Before Taxes	63.6	13.6	62.4	12.9	-1.1	
Income Taxes	25.4	5.4	23.3	4.8	-2.0	
Equity Items & Others (Minus)	0.4	0.1	0.6	0.1	0.1	
Net Income	37.7	8.1	38.4	8.0	0.7	*36.0*

* Changes = 1H/FY2005 – 1H/FY2004

Kao

Consolidated Cost of Sales and SG&A to Net Sales



Cost of Sales
SG&A
%
55
50
45
40
35
30
Operating Margin
%
40
30
20
10
0
Cost of Sales ratio (left scale)
50.0
SG&A ratio (left scale)
41.9
43.6
43.1
43.8
43.2
43.6
43.3
Operating Margin (right scale)
8.0
13.3
13.0
13.1
96
97
98
99
00
01
02
03
04
1H/FY05

*Business tax has been adjusted for FY 96 and FY97.

Breakdown of Consolidated Expenses

(Billion yen)

	1H/FY04	1H/FY05	Changes*
Total SG&A Expenses	207.7	209.3	1.5
Freight/Warehouse	25.1	25.8	0.6
Advertising	44.7	42.9	-1.7
Sales Promotion	17.6	19.2	1.6
Salaries and Wages	34.4	35.8	1.4
R&D	19.8	19.9	0.1

* Changes = 1H/FY05 – 1H/FY04

Sales and Operating Income by Business

Billion yen	Net Sales 1H/FY04	Net Sales 1H/FY05	Net Sales Changes		Operating Income 1H/FY04	Operating Income 1H/FY05	Operating Income Changes
Consumer Products	346.5	353.1	**+6.5**		47.7	47.3	**-0.4**
			+1.9%	*% to Sales*	***13.8%***	***13.4%***	
Prestige Cosmetics	39.3	39.3	**-0.0**		4.3	3.8	**-0.4**
			-0.1%	*% to Sales*	***11.1%***	***9.9%***	
Chemical Products	96.5	103.8	**+7.2**		10.2	11.7	**+1.4**
			+7.5%	*% to Sales*	***10.6%***	***11.3%***	

*Before elimination of intersegment transfers

Sales and Operating Income by Geography

Billion yen	Net Sales 1H/FY04	Net Sales 1H/FY05	Net Sales Changes		Operating Income 1H/FY04	Operating Income 1H/FY05	Operating Income Changes
Japan	352.9	358.6	**5.7**		55.9	54.9	**-1.0**
			1.6%	*% to Sales*	***15.8%***	***15.3%***	
Asia & Oceania	50.3	52.7	**2.3**		1.5	3.6	**+2.0**
			4.8%	*% to Sales*	***3.0%***	***6.8%***	
North America	40.9	46.1	**5.1**		3.5	3.5	**+0.0**
			12.6%	*% to Sales*	***8.6%***	***7.7%***	
				After amortization of goodwill	*2.7*	*2.7*	**+0.0**
				% to Sales	***6.6%***	***5.9%***	
Europe	46.2	49.6	**3.4**		3.5	3.7	**+0.2**
			7.4%	*% to Sales*	***7.7%***	***7.6%***	
				After amortization of goodwill	*2.3*	*2.5*	**+0.2**
				% to Sales	***5.0%***	***5.1%***	

*Before elimination of intersegment transfers

Consolidated Operating Income

1H/FY04		1H/FY05
62.4	→	63.0 Billion yen

Change +0.6 Billion yen +1.0%

Japan	-1.0
Asia & Oceania	+2.0
North America	+0.0
Europe	+0.2
Total	+0.6

Consumer Products	-0.4
Prestige Cosmetics	-0.4
Chemical Products	+1.4
Total	+0.6

*The figures of each segment are before elimination and "Total" includes elimination.

Consumer Products

Asia and Oceania



Sales (Billion yen)
Operating Income (Billion yen)
60
40
20
0
6
5
4
3
2
1
0
-1
Net Sales
Operating Income
1H/FY03
1H/FY04
1H/FY05

North America & Europe



Before Amortization of Goodwill
60
40
20
0
6
4
2
0
1H/FY03
1H/FY04
1H/FY05

Chemical Products

Asia



60
40
20
0
6
4
2
0
1H/FY03
1H/FY04
1H/FY05

North America & Europe



60
40
20
0
6
4
2
0
1H/FY03
1H/FY04
1H/FY05

Consolidated Ordinary Income

1H/FY04		1H/FY05
64.6	→	63.6 Billion yen

Change -0.9 Billion yen -1.5%

1. Operating income	+0.6
2. Equity earnings	-1.1
3. Forex gains/losses	-0.5
4. Net interest expense	+0.1
5. Other non-operating items	+0.0
Total	-0.9

Consolidated Income Before Taxes

1H/FY04		1H/FY05
63.6	→	62.4 Billion yen
Change	-1.1 Billion yen	-1.8%

1. Ordinary income	-0.9
2. Gain on sale or disposal of fixed assets	-0.0
3. Gain on sale of investment securities	-0.2
4. Loss on sale or disposal of fixed assets	+0.3
5. Other	-0.1
Total	-1.1

Consolidated Balance Sheets

(Billion yen)

	Sep/05	Mar/05	Changes		Sep/05	Mar/05	Changes
Current Asset	304.7	289.1	15.6	Current Liabilities	221.6	211.5	10.1
Cash and Bank Deposits	54.1	32.0	22.1	Notes and Accounts Payable	76.1	70.9	5.1
Notes and Accounts Receivable	105.9	103.5	2.3	Short-term Debt (incl. Current Portion of Long-term Debt)	21.5	21.2	0.2
Short-term Investments	24.3	40.3	-16.0	Other Accounts Payable	20.0	19.1	0.8
Inventories	89.1	81.7	7.3	Accrued Expenses	67.3	63.2	4.0
Others	31.1	31.4	-0.2	Others	36.5	36.8	-0.2
Fixed Assets	421.4	399.6	21.7	Long-term Liabilities	17.8	21.7	-3.9
Tangible Assets	261.8	260.2	1.6	Long-term Debt	0.7	1.4	-0.6
Intangible Assets	112.5	86.2	26.3	Others	17.1	20.3	-3.2
Investments	47.0	53.2	-6.1	Total Liabilities	239.5	233.3	6.2
Deferred Assets	0.1	0.1	-0.0	Minority Interests	7.5	7.4	0.1
				Shareholders' Equity	479.2	448.2	31.0
				Common Stock	85.4	85.4	-
				Capital Surplus	109.5	109.5	-
				Retained earnings	327.8	299.3	28.5
				Unrealized Gain on Available-for-sale Securities	4.8	3.5	1.3
				Foreign Currency Translation Adjustments	-36.0	-39.7	3.7
				Treasury Stock	-12.3	-9.8	-2.5
Total Assets	726.3	688.9	37.3	Total Liabilities, Minority Interests & Shareholders' Equity	726.3	688.9	37.3

Statements of Cash Flows

(Billion yen)

	1H/FY03	1H/FY04	1H/FY05	Changes
Operating activities	52.0	59.1	64.6	5.5
Investing activities	-13.5	-31.0	-45.1	-14.1
Financing activities	-41.9	-48.4	-15.4	33.0
Translation adjustments on cash and cash equivalents	0.5	-0.8	1.0	1.9
Net Increase/(decrease) in cash and cash equivalents	-2.8	-21.2	5.1	26.4
Cash and cash equivalents, beginning of year	75.6	107.1	70.4	-36.7
Increase in cash and cash equivalents due to newly consolidated subsidiaries	2.6	-	0.7	0.7
Decrease in cash and cash equivalents due to exclusion of previously consolidated subsidiaries	-	-	-0.8	-0.8
Cash and cash equivalents, end of year	75.4	85.9	75.5	-10.3
Total Debt	53.8	29.1	22.2	-6.8

<Investing Activities>

Capital expenditures: Production facilities for new products
Production capacity increase and efficiency improvement

Acquisition of Molton Brown

<Financing Activities>

Share repurchase: 5.5 billion yen

Share Repurchase

Aggregate to September 2005
114.3 MM shares
303.7 Billion yen


(Million Shares)
35
30
25
20
15
10
5
0
2.0
FY1999
FY2000
FY2001
FY2002
FY2003
FY2004
1H/FY05

	FY1999	FY2000	FY2001	FY2002	FY2003	FY2004	1H/FY05
Billion yen	29.5	28.6	56.7	77.1	36.7	69.9	5.0

* Share repurchase from the market

Kao

3. Forecast for FY 2005

Consolidated Sales and Profit Forecast

	FY2003		FY2004		*1 FY2005(F)	
	Billion yen	% Growth	Billion yen	% Growth	Billion yen	% Growth
Net Sales	902.6	4.3	936.8	3.8	**965.0**	3.0
Operating Income	119.7	4.2	121.3	1.4	**125.0**	3.0
[% to Sales]	[13.3]		[13.0]		[13.0]	
Ordinary Income	122.6	4.4	125.3	2.2	**126.0**	0.5
[% to Sales]	[13.6]		[13.4]		[13.1]	
Net Income	65.3	4.6	72.1	10.4	**74.0**	2.5
[% to Sales]	[7.2]		[7.7]		[7.7]	

Net Income per Share (yen)	119.06	10.2	131.16	10.2	*2 **135.81**	3.5
ROE	15.5%		16.5%		**15.6%**	
EBITDA (Operating Income + Depr. & Amort.)	177.8	2.7	178.1	0.2	182.0	2.1
Cash dividends per Share (yen)	32.0	6.7	38.0	18.8	50.0	31.6

*1 Exchange rate assumptions: 110 yen/USD, 136 yen/Euro, 3.4 yen/ New Taiwan dollar
*2 The calculation is made based on the estimated number of average shares outstanding during the fiscal year.

Sales Outlook by Segment – FY2005

<Billion yen>

Consolidated Net Sales 965.0 +3.0%

By Geography

Japan	711.0	+1.1%
Asia & Oceania	107.0	+6.7%
North America	91.0	+8.8%
Europe	105.0	+11.9%

By Business

Consumer Products	702.0	+1.7%
Prestige Cosmetics	84.0	+7.3%
Chemical Products	207.0	+5.1%

Kao

Sales Outlook – FY2005
- Consumer Products in Japan -

<Billion yen>

	1st Half			Full Year		
	FY2004 Actual	**FY2005 Actual**	% Growth	FY2004 Actual	**FY2005 Forecast**	% Growth
Personal Care	91.6	95.8	4.7%	180.6	187.0	3.5%
Fabric and Home Care	118.4	120.6	1.8%	234.2	238.0	1.6%
Feminine Care, Baby Care and Others	60.6	57.8	-4.6%	122.0	116.0	-5.0%
Total	270.7	274.4	1.4%	536.9	541.0	0.8%

Major Assumptions for FY2005 Forecast

◆Sales price decline in Consumer Products Business in Japan: approximately -1%

Estimated impact on profit

◆Total Cost Reduction (TCR): +6.0 billion yen

◆Higher raw material cost: -6.0 to -7.0 billion yen

Exchange rate assumptions

◆110 yen/USD
◆136 yen/Euro
◆3.4 yen/New Taiwan dollar

Operating Income Outlook by Business

Increase

Consumer Products: Europe
Chemical Products: Asia

Flat

Consumer Products: Japan
Consumer Products: Asia & Oceania
Consumer Products: North America
Prestige Cosmetics
Chemical Products: Europe

Decrease

Chemical Products: Japan
Chemical Products: North America

Kao

Consolidated Net Sales/Operating Margin

[Full Year]



Sales
Billion yen
Operating Income
Billion yen
Operating Margin
Net Sales
Operating Income
1,000
800
600
400
200
0
160
140
120
100
80
60
40
20
0
821.6
839.0
865.2
902.6
936.8
965.0
107.0
111.7
114.9
119.7
121.3
125.0
13.0%
13.3%
13.3%
13.3%
13.0%
13.0%
FY00
01
02
03
04
05(F)

EBITDA



Operating Income
Depr. & Amort.
Billion yen
150
100
50
0
165.9
58.8
107.0
170.2
58.4
111.7
173.2
58.3
114.9
177.8
58.1
119.7
178.1
56.7
121.3
182.0
57.0
125.0
FY00
01
02
03
04
05(F)

Kao

ROE & ROA



(%)
20
15
10
5
0
ROE
ROA
11.7
13.1
14.6
14.6
15.7
17.0
17.7
17.7
7.9
11.3
12.7
13.1
14.2
15.5
16.5
15.6
FY98
99
00
01
02
03
04
05(F)

ROA: Ordinary Income / Total assets

Net Income per Share (Consolidated)



Net Income
(Billion yen)
Weighted Average
Number of Shares
Outstanding (MM)
Net Income
Net Income per Share
Net Income
per Share
(yen)
80
70
60
50
40
30
20
10
0
140
120
100
80
60
40
20
0
34.7
52.1
59.4
60.2
62.4
65.3
72.1
74.0
56.0
83.5
96.7
100.4
108.1
119.1
131.2
135.8
620
625
615
600
577
548
550
544
FY98
99
00
01
02
03
04
05(F) *

* The calculation is made based on the estimated number of average shares outstanding during the fiscal year.

Cash Dividends per Share


(Yen)
50
40
30
20
10
0
7.10
7.10
8.87
9.09
10.00
10.50
11.50
12.50
14.00
15.00
16.00
20.00
24.00
26.00
30.00
32.00
38.00
50.00
FY88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05(F)

*Impacts of share splits are retroactively reflected.

Consolidated Capital Expenditures



(Billion yen)
100
80
60
40
20
0
Parent
Subsidiaries
60.7
25.6
35.1
49.5
15.1
34.4
84.5
56.3
28.2
51.8
17.9
33.9
54.3
23.1
31.2
56.0
21.0
35.0
FY00
01
02
03
04
05(F)

*Payment for purchase of newly consolidated subsidiaries (net of cash acquired) is not included.

Quarterly Consolidated Sales and Profit Forecast



(Billion yen)
Operating Income 2004
Operating Income 2005
Net Sales 2004
Net Sales 2005
233.1
226.3
28.3
26.8
483.0
469.0
62.4
63.0
724.7
103.5
965.0
936.8
121.3
125.0
3 months
6 months
9 months
12 months

Non-consolidated Sales and Profit Forecast

	FY2003		FY2004		FY2005(F)	
	Billion yen	% Growth	Billion yen	% Growth	Billion yen	% Growth
Net Sales	665.9	0.6 *1	694.6	4.3	**685.0**	-1.4
Operating Income	98.3	4.2	98.0	-0.4	**99.0**	1.0
[% to Sales]	[14.8]		[14.1]		[14.5]	
Ordinary Income	105.4	7.2	104.5	-0.8	**104.0**	-0.5
[% to Sales]	[15.8]		[15.1]		[15.2]	
Net Income	61.0	23.5	62.5	2.4	**64.0**	2.4
[% to Sales]	[9.2]		[9.0]		[9.3]	
Net Income per Share (yen)	111.19	30.2	113.62	2.2	**117.35** *2	3.3
ROE	14.6%		14.6%		**14.1%**	
EBITDA (Operating Income + Depr. & Amort.)	139.0	1.9	138.4	-0.5	**137.5**	-0.7

*1 Excluding the effect of changes in the accounting system between Kao Corporation and Kao Hanbai Company, Ltd. starting from April 2003, net sales of fiscal 2003 would have increased by 3.2%.

*2 The calculation is made based on the estimated number of average shares outstanding during the fiscal year.

Kao

Exhibit A-3

Highlights for the 1st Half of FY2005

October 24, 2005

Motoki Ozaki

President and CEO

Kao Corporation

This is a translation of materials used for the analyst meeting held in Japan on October 24, 2005.

These presentation materials are available on our website in PDF format:
http://www.kao.co.jp/en/ir/analystmtg/index.html

These presentation materials contain forward-looking statements that are based on management's estimates, assumptions and projections as of October 24, 2005. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

Kao

Agenda

- Summary of the 1st Half of FY2005
- Growth Strategies
- FY2005 Forecast

Summary of the 1st Half of FY2005

The 1st Half of FY2005 Financial Overview

Net sales and profits exceeded our forecast

		Year-on-year change
✧ Net sales:	¥483.0 billion	+3.0%
✧ Operating income:	¥63.0 billion	+1.0%
✧ Ordinary income:	¥63.6 billion	-1.5%
✧ Net income:	¥38.4 billion	+1.9%
✧ Net income per share:	¥70.75	+3.3%

✧ Shareholder returns:

- Interim cash dividends per share: ¥25
- Share repurchases*:
  - Actual amount in the 1st half of FY2005: ¥5.0 billion or 2.0 million shares

* The share repurchase approved at the General Meeting of Shareholders held in June 2004.

Kao

Results for the 1st Half of FY2005 by Business Area - Consumer Products

Japan

- ✧ New products contributed to continuous healthy growth in Personal Care, Feminine Care and Baby Care.
- ✧ Fabric & Home Care recovered from its weak performance.
- ✧ In Health Care (Functional Food), *Healthya* tea sales decreased year-on-year, but secured a solid loyal user base after initial popularity boom cooled.



Resesh fabric freshener



Asience hair care products



Laurier F sanitary napkins

Outside Japan

- ✧ Integration of business operations in Asia, including Japan, is in progress.
- ✧ Premium Beauty Care business in North America and Europe grew due to successful new products.


Jergens
natural
glow

Jergens Natural Glow


red

John Frieda Radiant Red

Kao

Results for the 1st Half of FY2005 by Business Area – Prestige Cosmetics & Chemical Products

Prestige Cosmetics

- Enhanced in-store displays suited to each distribution channel.



In-store displays of *est*

Chemical Products

- Healthy growth in specialty chemicals contributed to steady results in Japan.
- Timely capital expenditures supported strong growth in international operations.



Pigment auxiliary for color inkjet printer ink

Kao

Growth Strategies

Profitable Growth Driven by High-Value-Added Premium Products

- ✧ Reinforce existing businesses in Japan
- ✓ Accelerate growth of Health Care (Functional Food) business
- ✧ Expand Premium Beauty Care business in North America and Europe
- ✓ Reform Consumer Products business in Asia
- ✧ Further develop Chemical Products business

Accelerate Growth of Health Care (Functional Food) Business

Functional Food

- ✧ **Build a foundation for steady growth by increasing the number of loyal users**
  - ➢ *Healthya* tea: Marketing initiatives to promote trials
  - ➢ *Econa Healthy Cooking Oil*: Reinforce brand by making functions clearer
- ✧ **Develop new products that can be differentiated by their functions**



Econa Healthy Cooking Oil



Healthya tea

New proposals derived from health care research

- ✧ **Expansion of diacylglycerol to the pet care business***
- ✧ **Launch of *Megurism Steam Thermo Power Pad*****


Healthlab

Healthlab pet food



Megurism Steam Thermo Power Pad

* For further details on diacylglycerol, please see http://www.kao.co.jp/rd/eng/products/health/details.html

** News release http://www.kao.co.jp/en/news/2005/n20050906-01pc.html

Reform Consumer Products Business in Asia

- **Rapidly changing business environment**
  - Consumer values are changing
  - Global retailers are expanding their presence

- **Cooperation to optimize the entire Asian region**
- **Standardization of business processes**
  - Implementation of SAP
- **Sharing *The Kao Way***

⇨ **Integration of business operations in Asia, including Japan, will be completed in January 2006**
  - R&D, production, marketing and sales

Kao

Recent Topics

- **Nationwide rollout of *Enova Oil* in the United States (since January 2005)**
  - Steadily nurture the business
  - Marketing initiatives to increase trials


ENOVA

Enova Oil

- **Acquisition of *Molton Brown,* a modern luxury goods company (July 2005)**
  - Accelerate development of Prestige Cosmetics business globally
  - Create synergies through cooperation with Prestige Cosmetics business in Japan


MOLTON BROWN

Molton Brown Emporia



Molton Brown products

- **Establishment of Internal Control Committee (September 2005)**
  - Further enhance management quality

FY2005 Forecast

FY2005 Forecast

		Year-on-year change
✧ Net sales:	¥965.0 billion	+3.0%
✧ Operating income:	¥125.0 billion	+3.0%
✧ Ordinary income:	¥126.0 billion	+0.5%
✧ Net income:	¥74.0 billion	+2.5%
✧ Net income per share*:	¥135.81	+3.5%
✧ Cash dividends per share:	¥50	+¥12
⇨ Payout ratio	36.8%	

Kao

Exhibit B

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	証券取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成17年10月14日
【報告期間】	自　平成17年９月１日　至　平成17年９月30日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾﨑　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	執行役員　会計財務部門統括　　三田　愼一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	執行役員　会計財務部門統括　　三田　愼一
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

株式の種類　普通株式

1【取得状況】

(1)【定時総会決議による買受けの状況】

平成17年9月30日現在

区分	株式数（株）		価額の総額（円）
定時株主総会での決議状況 （平成17年6月29日決議）		20,000,000	50,000,000,000
報告月における取得自己株式（取得日）	月　日	―	―
計	―	―	―
報告月末現在の累積取得自己株式		―	―
自己株式取得の進捗状況（％）		―	―

（注）定時株主総会において商法第210条の規定に基づき決議された株式総数の、当該総会の終結した日現在の発行済株式総数に対する割合は、3.6％であります。

(2)【子会社からの買受けの状況】

平成17年9月30日現在

区分	株式数（株）		価額の総額（円）
取締役会での決議状況 （平成　年　月　日決議）		―	―
報告月における取得自己株式（取得日）	月　日	―	―
計	―	―	―
報告月末現在の累積取得自己株式		―	―
自己株式取得の進捗状況（％）		―	―

(3)【定款の定めによる取締役会決議による買受けの状況】

平成17年9月30日現在

区分	株式数（株）		価額の総額（円）
取締役会での決議状況 （平成　年　月　日決議）		―	―
報告月における取得自己株式（取得日）	月　日	―	―
計	―	―	―
報告月末現在の累積取得自己株式		―	―
自己株式取得の進捗状況（％）		―	―

2【処理状況】

平成17年9月30日現在

区分	処分、消却又は移転株式数（株）		処分価額の総額（円）
新株発行に関する手続を準用する処分を行った取得自己株式	月　日	―	―
計	―	―	―
消却の処分を行った取得自己株式	月　日	―	―
計	―	―	―
合併、株式交換、会社分割に係る取得自己株式の移転	月　日	―	―
計	―	―	―
合計		―	―

3 【保有状況】

平成17年９月30日現在

区分	株式数（株）
発行済株式総数	549,443,701
保有自己株式数	2,472,996